File No. 333-44677
                                                                  Rule 424(b)(3)

                             Key Energy Group, Inc.
                 Supplement to Prospectus dated February 6, 1998


McMahan Securities Co., L.P. as Selling Securityholder is hereby offering for resale $2,510,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Group, Inc., a Maryland corporation (the "Company"). The Notes are being offered by, and are being sold through, McMahan Securities Co., L.P. at prices to be determined in negotiated transactions. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.

McMahan Securities Co., L.P. acted as co-manager in the Company's private placement of the Notes in September, 1997.







                             _______________________

             The date of this Prospectus Supplement is June 24, 1998